Exhibit 21.1

Subsidiary	Jurisdiction of formation
APRINOIA Therapeutics Merger Sub 2, Inc.	Cayman Islands
APRINOIA Therapeutics Merger Sub 3, Inc.	Cayman Islands
BPGC Merger Sub, Inc.	Delaware